Hypercom Corporation
2851 W. Kathleen Road
Phoenix, Arizona 85053
May 5, 2008
Via EDGARLink Transmission and Facsimile
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

ATTENTION:	Mr. Stephen Krikorian Accounting Branch Chief Mail Stop 4561

Re:	Hypercom Corporation SEC Comment Letter Dated April 24, 2008, File No. 001-13521
Ladies and Gentlemen:
     Reference is made to your letter dated April 24, 2008 to Hypercom Corporation with respect to your review and comment on File No. 001-13521.
     We have initially reviewed your comments contained in the above referenced letter and note that you requested we respond to your comments within 10 business days or tell you when we will provide a response. Accordingly, we respectfully notify you that we intend to respond to such comments no later than May 23, 2008, unless we contact you prior to such date.
     Please let us know, at your earliest convenience, if you are not amenable to our requested response time set forth above.

Sincerely,
/s/Douglas J. Reich
Douglas J. Reich
Senior Vice President, General Counsel, Chief Compliance Officer and Secretary